FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On June 30, 2015 the registrant announced to Host Technical Webinar on
Technologies Enabling Integrated on Chip Power Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 30, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Host Technical Webinar on Technologies Enabling Integrated on Chip Power Solutions

Highlights TowerJazz’s superior Power Management platforms leading to smaller form factors and cost-efficient solutions

MIGDAL HAEMEK, Israel, June 30, 2015 – TowerJazz, the global specialty foundry leader, today announced it will host a webinar on its advanced on chip power solutions enabling technologies on July 15, 2015. The webinar targets fabless engineers, foundry interfaces, and reliability managers working on the design, fabrication, and manufacturing of power management devices.

Integrated power management silicon platforms allow the footprint reduction of power supplies. However, in most cases, the integration is not complete; traditionally, discrete board components still stay off chip. In this webinar, TowerJazz will describe new features that enable higher integration levels for on chip power solutions from the platform aspect as well as from the analog power designer’s point of view.

TowerJazz will also show how its scalable voltage concept, together with different process flavors and low Rdson transistors, enable higher performance at a smaller die size resulting in significant cost reduction. In addition, a dialog between a device engineer and a designer will be held to demonstrate the close relationship of TowerJazz’s technical team with its customers, leading to tailored and innovated solutions.

The webinar will be held for 40 minutes including a 10-minute Q&A session and will highlight the merits of the TowerJazz 0.18um power management platform as a live “discussion” between the platform developer and platform user while focusing on the way the design service functions. Speakers will be Mr. Sharon Levin, TowerJazz Director for BCD Processes and Senior Principal Engineer and Mr. Danny Pollak, TowerJazz Analog Design Team Leader.

The Technologies Enabling Integrated on Chip Power Solutions webinar will be held on July 15, 2015 at the following times:
ISR Clock – 10:00 | UK – 08:00 | Shanghai – 15:00 | Tokyo – 16:00
ISR Clock – 20:00 | UK – 18:00 | San Francisco – 10:00 | NY – 13:00
For more information and registration, please visit: http://www.towerjazz.com/webinars/integrated-on-chip-power-solutions.html.

Following the live event, an archived version of the webinar will be available on the TowerJazz website.

TowerJazz’s industry leading Bipolar-CMOS-DMOS (BCD) process is used in complex power management chips including driver ICs, battery and portable power management, power control for PCs, Class-D audio amplifiers, and other consumer, communications and computing applications. Its customizable LDMOS (20V to 80V) process provides design optimization and the lowest die size at any given breakdown voltage. This platform offers maximum flexibility, enabling TowerJazz customers to create cost-effective products at any desired level of integration and achieve first-pass success for faster time-to-market. The integration of Non-Volatile Memory (NVM) provides significant differentiation and cost effectiveness for enhanced power management solutions.

In addition, to address the rapidly emerging, energy saving LED lighting market, TowerJazz has developed a groundbreaking 700V power platform that is unrivaled by other foundries. For more information please visit: http://www.towerjazz.com/power-management.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com